Filed pursuant to Rule 497(a)
File No. 333-257157
Rule 482ad

What will AI be worth?


the driver of the past, but...
$20T
What will AI be worth?
The hidden pattern in 40 years of financial data
Consistent with the past
AI, while revolutionary, is the most recent tech breakthrough in a long series of technology
Mainframe
PC
Internet
Will AI follow the "Rule of 3"?
Wave breakdown
GitHub Copilot
OpenAI
NVIDIA
$2,184
$6,504
3.4x
3.0x

Like most in the tech world, we've been thinking a lot about AI. Not just its technical capabilities, but its economic potential. However, we've been unsatisfied with the existing analysis on that front. So we decided to dig into the numbers ourselves. What we found surprised us.

We spent months analyzing 40 years of financial data from over 250 tech companies, tracking the evolution from PCs to the Cloud. Our goal was simple: understand the patterns of value creation in tech, and see what they might tell us about AI's future.

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Key findings

Is there a consistent relationship between Moore's Law and the market cap of each tech wave?



Moore's Law (Intel co-founder)
Transistor count over time (log scale)
Transistor count over time
100 B
10 B
1 B
100 M
10 M
1 M
100,000
1990
2000
2010
2020
2030
PC
10M
transistors
Internet
100M
transistors
Mobile
1B
transistors
Cloud
10B
transistors

We found that yes, Moore's Law, which predicts a doubling of transistor density every two years, has consistently aligned with tech innovation waves. Historically, a 10x increase in compute power unlocked new waves of growth, and this pattern holds across the PC, Internet, Mobile, and Cloud waves. This principle underpins the exponential market cap growth seen in each wave.

Will the "Rule of 3" in market cap growth hold for AI?



Wave breakdown
Total allocated market cap
???
3x previous wave?
20,000
15,000
10,000
5,000
0
$186B
3.7x previous wave
$646B
3.5x previous wave
$2,164B
3.4x previous wave
$6,504B
3.0x previous wave
PC
Internet
Mobile
Cloud
AI

Our research shows a consistent 3x increase in market cap with each technological wave. The PC wave grew to about $186 billion, followed by the Internet wave at $646 billion, Mobile at $2.16 trillion, and the Cloud wave projected to reach $6.5 trillion. Based on this pattern, **the AI wave could potentially reach $20+ trillion, or roughly 3.3 times the Cloud wave's value**.

How is value distributed across the tech stack in each wave?

Investment opportunity by tech layer of AI

	Historical Average	Implied Market Value of AI	
Applications	48%	$10.5 trillion	Nearly untapped opportunity
Platforms	26%	$5 trillion	
Hardware	25%	$5 trillion	
	Total:	**$21 trillion**	

Each tech wave distributes value differently across hardware, platforms, and applications. For instance, in the PC era, hardware captured the majority of the value. In contrast, the Internet wave saw platforms dominate, and in the Mobile and Cloud eras, applications took the lead.

Our projections for AI suggest applications will hold 48% of the value, platforms 26%, and hardware 25%, showing a similar pattern of evolution and specialization.

What does Nvidia's explosive growth tell us about the future of AI?


Compute Performance
CPUs vs. GPUs (log scale)
Moore's Law (Intel co-founder)
Huang's Law (Nvidia CEO)
Transistor count over time
Trillions of operations per second
1000x in 10 years
2x faster
Cloud
10B
transistors
Mobile
1B
transistors
Internet
100M
transistors
PC
10M
transistors
100 T
10 T
1 T
100 B
10 B
1 B
100 M
10 M
1 M
100,000
1990
2000
2010
2020
2030

Nvidia's current market cap of nearly $3 trillion offers a critical insight into the future of AI. If Nvidia captures 75% of the AI hardware market, this suggests the total AI hardware market could be valued at around $5.3 trillion. This projection aligns with the historical pattern observed in past technological waves, where hardware leads value creation before platforms and applications take the dominant role. Nvidia's growth underscores the crucial role hardware will play in the early stages of the AI wave, acting as a catalyst that drives market value and aligns with our $20+ trillion market cap projection for AI.

Consider this: If the market cap historically increased 3x for every 10x in compute power under Moore's Law, what happens when compute power is growing 20x in the same timeframe? We could be looking at a 6x increase in market cap.

This is speculative, of course, but it underscores the potential for the AI wave to surpass even our bullish projections. We're entering uncharted territory, where the pace of innovation could accelerate beyond anything we've seen before.

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